APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

Amazing Pizza LLC
Balance Sheet - unaudited
For the period ended 9/30/19

	Current Period
	30-Sep-19
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Property & Equipment	40,000.00
Less: Accumulated Depreciation	-
Total Fixed Assets	40,000.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	**$ 40,000.00**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	

Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		40,000.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		40,000.00
TOTAL LIABILITIES & EQUITY	$	**40,000.00**

I, _Jacqueline N Field_ certify that:

(1) The financial statements of Amazing Pizza,LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of Amazing Pizza,LLC have not been included in this Form as Amazing Pizza,LLC was formed on October 8th, 2019 and has not filed a tax return to date.

Signature:

Name: _JACQUELINE N. Field_

Title: _OWNER_